Exhibit 99.1

TELUS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2016

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months		Six months
Periods ended June 30 (millions except per share amounts)	Note	2016	2015	2016	2015
OPERATING REVENUES
Service		$2,952	$2,884	$5,876	$5,713
Equipment		164	208	336	390
Revenues arising from contracts with customers		3,116	3,092	6,212	6,103
Other operating income	6	32	10	44	27
		3,148	3,102	6,256	6,130
OPERATING EXPENSES
Goods and services purchased		1,331	1,372	2,631	2,656
Employee benefits expense	7	628	649	1,296	1,258
Depreciation	16	385	361	770	708
Amortization of intangible assets	17	114	103	229	212
		2,458	2,485	4,926	4,834
OPERATING INCOME		690	617	1,330	1,296
Financing costs	8	134	110	257	227
INCOME BEFORE INCOME TAXES		556	507	1,073	1,069
Income taxes	9	140	166	279	313
NET INCOME		416	341	794	756
OTHER COMPREHENSIVE INCOME	10
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		1	2	(9)	(2)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		6	(5)	2	5
Change in unrealized fair value of available-for-sale financial assets		(3)	—	(3)	(3)
		4	(3)	(10)	—
Item never subsequently reclassified to income
Employee defined benefit plan re-measurements		94	(122)	17	115
		98	(125)	7	115
COMPREHENSIVE INCOME		$514	$216	$801	$871
NET INCOME ATTRIBUTABLE TO:
Common Shares		$416	$341	$794	$756
Non-controlling interest		—	—	—	—
		$416	$341	$794	$756
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares		$510	$216	$797	$871
Non-controlling interest		4	—	4	—
		$514	$216	$801	$871
NET INCOME PER COMMON SHARE	11
Basic		$0.70	$0.56	$1.34	$1.25
Diluted		$0.70	$0.56	$1.34	$1.24

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		593	605	593	606
Diluted		594	606	594	608

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	Note	June 30, 2016	December 31, 2015
ASSETS
Current assets
Cash and temporary investments, net		$428	$223
Accounts receivable	25(a)	1,317	1,428
Income and other taxes receivable		21	1
Inventories	25(a)	351	360
Prepaid expenses		359	213
Real estate joint venture advances	18(c)	41	66
Current derivative assets	4(d)	11	40
		2,528	2,331
Non-current assets
Property, plant and equipment, net	16	10,043	9,736
Intangible assets, net	17	10,250	9,985
Goodwill, net	17	3,761	3,761
Other long-term assets	25(a)	630	593
		24,684	24,075
		$27,212	$26,406

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	19	$103	$100
Accounts payable and accrued liabilities	25(a)	1,983	1,990
Income and other taxes payable		28	108
Dividends payable	12	274	263
Advance billings and customer deposits	25(a)	749	760
Provisions	20	170	197
Current maturities of long-term debt	21	1,688	856
Current derivative liabilities	4(d)	20	2
		5,015	4,276
Non-current liabilities
Provisions	20	418	433
Long-term debt	21	10,834	11,182
Other long-term liabilities	25(a)	709	688
Deferred income taxes		2,155	2,155
		14,116	14,458
Liabilities		19,131	18,734
Owners’ equity
Common equity	22	8,073	7,672
Non-controlling interest		8	—
		8,081	7,672
		$27,212	$26,406
Commitments and Contingent Liabilities	23

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common equity
		Equity contributed				Accumulated
		Common Shares (Note 22)				other		Non-
(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	comprehensive income	Total	controlling interest	Total
Balance as at January 1, 2015		609	$5,175	$141	$2,100	$38	$7,454
Net income		—	—	—	756	—	756
Other comprehensive income	10	—	—	—	115	—	115
Dividends	12	—	—	—	(496)	—	(496)
Share option award expense	13(a)	—	—	1	—	—	1
Share option award net-equity settlement feature	13(d)	—	4	(4)	—	—	—
Normal course issuer bid purchase of Common Shares		(7)	(60)	—	(231)	—	(291)
Liability for automatic share purchase plan commitment pursuant to normal course issuer bids for Common Shares	22(b)
Reversal of opening liability		—	15	—	60	—	75
Recognition of closing liability		—	(16)	—	(64)	—	(80)
Balance as at June 30, 2015		602	$5,118	$138	$2,240	$38	$7,534
Balance as at January 1, 2016		594	$5,050	$135	$2,428	$59	$7,672	$—	$7,672
Net income		—	—	—	794	—	794	—	794
Other comprehensive income	10	—	—	—	17	(14)	3	4	7
Dividends	12	—	—	—	(535)	—	(535)	—	(535)
Share option award net-equity settlement feature	13(d)	—	1	(1)	—	—	—	—	—
Normal course issuer bid purchase of Common Shares		(2)	(25)	—	(86)	—	(111)	—	(111)
Liability for automatic share purchase plan commitment pursuant to normal course issuer bids for Common Shares	22(b)
Reversal of opening liability		—	14	—	46	—	60	—	60
Recognition of closing liability		—	(10)	—	(40)	—	(50)	—	(50)
Change in ownership interests of subsidiary	1(b), 25(c)	—	—	240	—	—	240	4	244
Balance as at June 30, 2016		592	$5,030	$374	$2,624	$45	$8,073	$8	$8,081

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of cash flows	(unaudited)

		Three months		Six months
Periods ended June 30 (millions)	Note	2016	2015	2016	2015
OPERATING ACTIVITIES
Net income		$416	$341	$794	$756
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		499	464	999	920
Deferred income taxes	9	32	119	1	46
Share-based compensation expense, net	13(a)	22	25	38	2
Net employee defined benefit plans expense	14(a)	22	26	44	54
Employer contributions to employee defined benefit plans		(14)	(21)	(39)	(48)
Other		(17)	18	(13)	14
Net change in non-cash operating working capital	25(b)	(68)	(29)	(369)	(83)
Cash provided by operating activities		892	943	1,455	1,661
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	25(b)	(614)	(674)	(1,260)	(1,287)
Cash payments for spectrum licences		(145)	(1,688)	(145)	(1,990)
Real estate joint ventures advances and contributions	18(c)	(11)	(16)	(23)	(24)
Real estate joint venture receipts	18(c)	41	1	41	2
Other		(6)	—	(8)	(4)
Cash used by investing activities		(735)	(2,377)	(1,395)	(3,303)
FINANCING ACTIVITIES	25(c)
Dividends paid to holders of Common Shares	12(a)	(261)	(243)	(524)	(487)
Purchase of Common Shares for cancellation	22(b)	(61)	(106)	(121)	(262)
Issuance and repayment of short-term borrowings	19	3	400	3	400
Long-term debt issued	21	2,041	447	3,287	3,294
Redemptions and repayment of long-term debt	21	(2,212)	(566)	(2,783)	(1,277)
Issue of shares by subsidiary to non-controlling interest	1(b)	292	—	292	—
Other		(9)	—	(9)	(9)
Cash provided (used) by financing activities		(207)	(68)	145	1,659
CASH POSITION
Increase (decrease) in cash and temporary investments, net		(50)	(1,502)	205	17
Cash and temporary investments, net, beginning of period		478	1,579	223	60
Cash and temporary investments, net, end of period		$428	$77	$428	$77
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid		$(132)	$(129)	$(255)	$(214)
Interest received		$1	$3	$1	$3
Income taxes paid, net		$(150)	$(63)	$(423)	$(178)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

notes to condensed interim consolidated financial statements	(unaudited)

JUNE 30, 2016

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services include: Internet protocol; television; hosting, managed information technology and cloud-based services; healthcare solutions; and business process outsourcing.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” are used to refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

1                 condensed interim consolidated financial statements

(a)         Basis of presentation

The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2015.

Our condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2015, other than as set out in Note 2. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles. Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

Our condensed interim consolidated financial statements for the six-month period ended June 30, 2016, were authorized by our Board of Directors for issue on August 5, 2016.

(b)         Consolidation

Our consolidated financial statements include our accounts and the accounts of all of our subsidiaries, the principal one of which is TELUS Communications Inc. in which we have a 100% equity interest. Currently, through a 100% equity interest in each of the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TELUS Communications Inc. includes substantially all of our wireless and wireline segments’ operations.

notes to condensed interim consolidated financial statements	(unaudited)

Our financing arrangements and those of our wholly-owned subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS Corporation. This process can, and does, affect which of our subsidiaries are considered principal subsidiaries at any particular point in time.

During the three-month period ended June 30, 2016, a change in ownership interests occurred in respect of our TELUS International (Cda) Inc. subsidiary, which encompasses our TELUS International operations, due to it issuing shares to Baring Private Equity Asia for approximately $299 million, exclusive of net transaction costs. We continue to control and consolidate the subsidiary and the shares issued are accounted for as a 35% non-controlling interest. An amount equal to 35% of the net book value of the subsidiary has been credited to non-controlling interest in the unaudited condensed interim statement of changes in owners’ equity and the net balance of proceeds has been credited to contributed surplus. In connection with the transaction, we have also arranged bank financing in the subsidiary company, as set out in Note 21(e).

2                 accounting policy developments

(a)         Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

In January 2016, the International Accounting Standards Board released Amendments to IAS 7, Statement of Cash Flows as a part of their Disclosure Initiative. The amendments are required to be applied for years beginning on or after January 1, 2017, however we have currently applied them, as set out in Note 25(c), and such application had no effect on our financial performance or disclosure.

Annual Improvements to IFRSs 2012-2014 Cycle are required to be applied for years beginning on or after January 1, 2016, and such application had no effect on our financial performance or disclosure.

(b)         Standards, interpretations and amendments to standards not yet effective and not yet applied

•                  IFRS 9, Financial Instruments, is required to be applied for years beginning on or after January 1, 2018. The new standard includes a model for classification and measurement, a single forward-looking “expected loss” impairment model and a reformed approach to hedge accounting. Based upon current facts and circumstances, we do not expect to be materially affected by the application of the standard and we are currently determining which date we will select for initial compliance if earlier than the required compliance date.

•                  IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2018, such date reflecting the one-year deferral approved by the International Accounting Standards Board on July 22, 2015. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked on this joint project to clarify the principles for the recognition of revenue. The new standard was released in May 2014 and supersedes existing standards and interpretations including IAS 18, Revenue. In April 2016, the International Accounting Standards Board issued Clarifications to IFRS 15, Revenue from Contracts with Customers, clarifying application of some of the more complex aspects of the standard. We are currently assessing the impacts and transition provisions of the new standard.

The effects of the new standard and the materiality of those effects will vary by industry and entity. Like many other telecommunications companies, we currently expect to be materially affected by its application, primarily in respect of the timing of revenue recognition, the classification of revenue, the capitalization of costs of obtaining a contract with a customer and possibly the capitalization of the costs of contract fulfilment (as defined by the new standard). The timing of revenue recognition and the classification of our revenues as either service revenues or equipment revenues will be affected, since the allocation of consideration in multiple element arrangements (solutions for our customers that may involve deliveries of multiple services and products that occur at different points in time and/or over different periods of time) will no longer be affected by the current limitation cap methodology.

The effects of the timing of revenue recognition and the classification of revenue are expected to be most pronounced in our wireless segment. Although the measurement of the total revenue recognized over the life of a contract will be largely unaffected by the new standard, the prohibition of the use of the limitation cap methodology will accelerate the recognition of total contract revenue, relative to both the associated cash inflows from customers and our current practice (using the limitation cap methodology). The acceleration of the recognition of contract revenue relative to the associated cash inflows will also result in the recognition of an amount reflecting the resulting difference as an asset. Although the underlying transaction economics would not differ, during periods of sustained growth in the number of wireless subscriber connection additions, assuming comparable contract-lifetime per unit

notes to condensed interim consolidated financial statements	(unaudited)

cash inflows, revenues would appear to be greater than under current practice (using the limitation cap methodology). Wireline segment results arising from transactions that include the initial provision of subsidized hardware or promotional pricing plans will be similarly affected.

Similarly, the measurement of the total costs of contract acquisition and contract fulfilment over the life of a contract will be unaffected by the new standard, but timing of recognition will be. The new standard will result in our wireless and wireline segments’ costs of contract acquisition and contract fulfilment, to the extent that they are material, being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during periods of sustained growth in the number of customer connection additions, assuming comparable per unit costs of contract acquisition and contract fulfilment, absolute profitability measures would appear to be greater than under the current practice of immediately expensing such costs.

Our operations and associated systems are complex and our accounting for millions of multi-year contracts with our customers will be affected. Significantly, in order to effect the associated accounting, incremental compilation of historical data will be necessary for the millions of already existing multi-year contracts with our customers that are expected to be in-scope for purposes of transitioning to the new standard. Our current estimate of the time and effort necessary to develop and implement the accounting policies, estimates, judgments and processes (including incremental requirements of our information technology systems) we will need to have in place in order to comply with the new standard extends into mid-2017. As a result, at this time, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

•                  In January 2016 the International Accounting Standards Board released IFRS 16, Leases, which is required to be applied for years beginning on or after January 1, 2019, and which supersedes IAS 17, Leases; earlier application is allowed, but not before the application of IFRS 15, Revenue from Contracts with Customers. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked together to modify the accounting for leases, generally by eliminating lessees’ classification of leases as either operating leases or finance leases and, for IFRS-IASB, introducing a single lessee accounting model.

The most significant effect of the new standard will be the lessee’s recognition of the initial present value of unavoidable future lease payments as lease assets and lease liabilities on the statement of financial position, including for most leases which would be currently accounted for as operating leases. Leases with durations of 12 months or less and leases for low-value assets are both exempted.

The measurement of the total lease expense over the term of a lease will be unaffected by the new standard. However, the new standard will result in the timing of lease expense recognition being accelerated for leases which would be currently accounted for as operating leases; the International Accounting Standards Board expects that this effect may be muted by a lessee having a portfolio of leases with varying maturities and lengths of term. The presentation on the statement of income and other comprehensive income required by the new standard will result in most lease expenses being presented as amortization of lease assets and financing costs arising from lease liabilities rather than as being a part of goods and services purchased.

Relative to the results of applying the current standard, although the actual cash flows will be unaffected, the lessee’s statement of cash flows will reflect increased operating activity cash flows equally offset by decreased financing activity cash flows due to the payment of the “principal” component of leases, which would be currently accounted for as operating leases, being presented as a cash flow use within financing activities under the new standard.

We are currently assessing the impacts and transition provisions of the new standard, but we expect that our consolidated statement of financial position will be materially affected, as will be debt-related and operation-related financial metrics. At this time it is not possible to make reasonable quantitative estimates of the effects of the new standard.

3                 capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

notes to condensed interim consolidated financial statements	(unaudited)

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) — excluding restructuring and other costs; and dividend payout ratios.

Net debt to EBITDA — excluding restructuring and other costs is calculated as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities. Net debt, EBITDA — excluding restructuring and other costs and adjusted net earnings are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other companies. The calculation of these measures is as set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

The dividend payout ratio presented is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as recorded in the financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share if the reported amount is in respect of a fiscal year). The dividend payout ratio of adjusted net earnings presented, also a historical measure, differs in that it excludes the gain on exchange of wireless spectrum licences, net gains and equity income from real estate joint ventures, long-term debt prepayment premium and income tax-related adjustments.

During 2016, our financial objectives, which are reviewed annually and which were unchanged from 2015 other than for a revision to our debt ratio long-term objective, included maintaining the financial objectives set out in the following table. We believe that our financial objectives are supportive of our long-term strategy.

As at, or for the12-month periods ended, June 30 ($ in millions)	Objective	2016	2015
Components of debt and coverage ratios
Net debt [1]		$12,257	$11,795
EBITDA — excluding restructuring and other costs [2]		$4,596	$4,414
Net interest cost [3]		$525	$460
Debt ratio
Net debt to EBITDA — excluding restructuring and other costs	2.00 – 2.50 [4]	2.67	2.67
Coverage ratios
Earnings coverage [5]		4.6	5.1
EBITDA — excluding restructuring and other costs interest coverage [6]		8.8	9.6
Other measures
Dividend payout ratio of adjusted net earnings [7]		75%	68%
Dividend payout ratio	65%–75% [8]	74%	69%

(1)         Net debt is calculated as follows:

As at June 30	Note	2016	2015
Long-term debt	21	$12,522	$11,323
Debt issuance costs netted against long-term debt		59	49
Derivative liabilities, net		1	—
Cash and temporary investments, net		(428)	(77)
Short-term borrowings	19	103	500
Net debt		$12,257	$11,795

(2)         EBITDA — excluding restructuring and other costs is calculated as follows:

	EBITDA (Note 5)	Restructuring and other costs (Note 15)	EBITDA — excluding restructuring and other costs
Add
Six-month period ended June 30, 2016	$2,329	$71	$2,400
Year ended December 31, 2015	4,262	226	4,488
Deduct
Six-month period ended June 30, 2015	(2,216)	(76)	(2,292)
EBITDA — excluding restructuring and other costs	$4,375	$221	$4,596

* EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and it is also utilized in measuring compliance with certain debt covenants.

notes to condensed interim consolidated financial statements	(unaudited)

(3)         Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest and recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost).

(4)         Our long-term objective range for this ratio is 2.00 — 2.50 times. The ratio as at June 30, 2016, is outside the long-term objective range. In the short term, we may permit this ratio to go outside the objective range (for long-term investment opportunities), but will endeavor to return this ratio to within the objective range in the medium term, as we believe that this range is supportive of our long-term strategy. We are well in compliance with our credit facilities leverage ratio covenant which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Note 21(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

(5)         Earnings coverage is defined as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium); and adding back capitalized interest.

(6)         EBITDA — excluding restructuring and other costs interest coverage is defined as EBITDA — excluding restructuring and other costs divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

(7)         Adjusted net earnings attributable to Common Shares is calculated as follows:

12-month periods ended June 30	2016	2015
Net income attributable to Common Shares	$1,420	$1,423
Gain from exchange of wireless spectrum licences, after income taxes	(13)	—
Gain and net equity income related to real estate redevelopment project, after income taxes	(5)	—
Income tax-related adjustments	(13)	11
Long-term debt prepayment premium, after income tax	—	10
Adjusted net earnings attributable to Common Shares	$1,389	$1,444

(8)         Our target guideline for the dividend payout ratio is 65%—75% of sustainable earnings on a prospective basis.

Net debt to EBITDA — excluding restructuring and other costs was 2.67 times as at June 30, 2016, unchanged from one year earlier. The increase in net debt, primarily due to the purchase of spectrum licences, was offset by growth in EBITDA — excluding restructuring and other costs. The earnings coverage ratio for the twelve-month period ended June 30, 2016, was 4.6 times, down from 5.1 times one year earlier. Higher borrowing costs reduced the ratio by 0.4 and lower income before borrowing costs and income taxes reduced the ratio by 0.1. The EBITDA — excluding restructuring and other costs interest coverage ratio for the twelve-month period ended June 30, 2016, was 8.8 times, down from 9.6 times one year earlier. Growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.4, while an increase in net interest costs reduced the ratio by 1.2.

4                 financial instruments

(a)         Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is as set out in the following table:

As at (millions)	June 30, 2016	December 31, 2015
Cash and temporary investments, net	$428	$223
Accounts receivable	1,317	1,428
Derivative assets	15	40
	$1,760	$1,691

Cash and temporary investments

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by our large and diverse customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

The following table presents an analysis of the age of customer accounts receivable for which an allowance has not been made as at the dates of the Condensed interim consolidated statements of financial position. As at June 30, 2016, the weighted average age of customer accounts receivable was 29 days (December 31, 2015 — 28 days) and the weighted average age of past-due customer accounts receivable was 67 days (December 31, 2015 — 62 days). Any late payment charges are levied, at an industry-based market or negotiated rate, on outstanding non-current customer account balances.

notes to condensed interim consolidated financial statements	(unaudited)

As at (millions)	Note	June 30, 2016	December 31, 2015
Customer accounts receivable, net of allowance for doubtful accounts
Less than 30 days past billing date		$774	$823
30-60 days past billing date		156	208
61-90 days past billing date		38	52
More than 90 days past billing date		61	64
		$1,029	$1,147
Customer accounts receivable	25(a)	$1,081	$1,199
Allowance for doubtful accounts		(52)	(52)
		$1,029	$1,147

We maintain allowances for potential credit losses related to doubtful accounts. Current economic conditions, historical information, reasons for the accounts being past due and line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months		Six months
Periods ended June 30 (millions)	2016	2015	2016	2015
Balance, beginning of period	$52	$48	$52	$44
Additions (doubtful accounts expense)	13	10	29	29
Net use	(13)	(8)	(29)	(23)
Balance, end of period	$52	$50	$52	$50

Derivative assets (and derivative liabilities)

Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(b)         Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•                  maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

•                  maintaining bilateral bank facilities (Note 19) and syndicated credit facilities (Note 21(d)-(e));

•                  maintaining an agreement to sell trade receivables to an arm’s-length securitization trust (Note 19);

•                  maintaining a commercial paper program (Note 21(c));

•                  maintaining an in-effect shelf prospectus;

•                  continuously monitoring forecast and actual cash flows; and

•                  managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in Note 21(f). As at June 30, 2016, we could offer $3.0 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until April 2018 (December 31, 2015 — $250 million until December 2016). We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are as set out in the following tables:

notes to condensed interim consolidated financial statements	(unaudited)

	Non-derivative				Derivative
	Non-interest		Construction	Composite long-term debt
As at June 30,	bearing		credit facilities	Long-term	Currency swap agreement			Currency swap agreement
2016	financial	Short-term	commitment	debt [1]	amounts to be exchanged [3]			amounts to be exchanged
(millions)	liabilities	borrowings [1]	(Note 18) [2]	(Note 21)	(Receive)	Pay	Other	(Receive)	Pay	Total
2016	$1,700	$103	$108	$1,234	$(976)	$977	$—	$(230)	$236	$3,152
2017	158	—	—	1,197	—	—	4	(210)	214	1,363
2018	9	—	—	728	—	—	—	—	—	737
2019	8	—	—	1,476	—	—	—	—	—	1,484
2020	6	—	—	1,425	—	—	—	—	—	1,431
Thereafter	14	—	—	12,366	—	—	—	—	—	12,380
Total	$1,895	$103	$108	$18,426	$(976)	$977	$4	$(440)	$450	$20,547
				Total (Note 21(f))		$18,427

(1)             Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at June 30, 2016.

(2)             The drawdowns on the construction credit facilities are expected to occur as construction progresses through 2018.

(3)             The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar denominated long-term debt, and the corresponding amounts in the long-term debt currency swaps receive column, have been determined based upon the currency exchange rates in effect as at June 30, 2016. The hedged U.S. dollar denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

	Non-derivative				Derivative
As at	Non-interest		Construction	Composite long-term debt
December 31,	bearing		credit facilities	Long-term	Currency swap agreement			Currency swap agreement
2015	financial	Short-term	commitment	debt [1]	amounts to be exchanged [3]			amounts to be exchanged
(millions)	liabilities	borrowings [1]	(Note 18) [2]	(Note 21)	(Receive)	Pay	Other	(Receive)	Pay	Total
2016	$1,895	$101	$131	$1,353	$(256)	$242	$4	$(415)	$390	$3,445
2017	28	—	—	1,174	—	—	9	—	—	1,211
2018	8	—	—	705	—	—	—	—	—	713
2019	6	—	—	1,453	—	—	—	—	—	1,459
2020	6	—	—	1,402	—	—	—	—	—	1,408
Thereafter	6	—	—	12,057	—	—	—	—	—	12,063
Total	$1,949	$101	$131	$18,144	$(256)	$242	$13	$(415)	$390	$20,299
				Total		$18,130

(1)             Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2015.

(2)             The drawdowns on the construction credit facilities are expected to occur as construction progresses through 2018.

(3)             The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar denominated long-term debt, and the corresponding amounts in the long-term debt currency swaps receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2015. The hedged U.S. dollar denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

(c)          Market risk

Net income and other comprehensive income for the six-month periods ended June 30, 2016 and 2015, could have varied if the Canadian dollar: U.S. dollar exchange rate and our Common Share price varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant notional number of Common Shares at the statement of financial position date, which includes those in the cash-settled equity swap agreements, has been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable statutory income tax rates for the reporting periods.

notes to condensed interim consolidated financial statements	(unaudited)

Six-month periods ended June 30	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2016	2015	2016	2015	2016	2015
Reasonably possible changes in market risks [1]
10% change in Cdn.$: U.S.$ exchange rate
Canadian dollar appreciates	$(3)	$(24)	$(6)	$(5)	$(9)	$(29)
Canadian dollar depreciates	$3	$22	$6	$5	$9	$27
25% [2] change in Common Share price [3]
Price increases	$(12)	$(7)	$20	$18	$8	$11
Price decreases	$8	$7	$(20)	$(18)	$(12)	$(11)

(1)         These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

No consideration has been made for a difference in the notional number of Common Shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Common Share price.

(2)         To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a twelve-month data period and calculated on a monthly basis, the volatility of our Common Share price as at June 30, 2016, was 16.2% (2015 — 10.5%).

(3)         The hypothetical effects of changes in the price of our Common Shares are restricted to those which would arise from our share-based compensation awards that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

(d)         Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring accounts payable) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The fair values are determined directly by reference to quoted market prices in active markets.

The carrying values of our investments accounted for using the cost method do not exceed their fair values. The fair values of our investments accounted for as available-for-sale are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage our exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments subject to similar risks and maturities (such fair value estimates being largely based on the Canadian dollar: U.S. dollar forward exchange rate as at the statement of financial position dates).

The fair values of the derivative financial instruments we use to manage our exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based on our Common Share price as at the statement of financial position dates).

The financial instruments that we measure at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy at which they are measured are as set out in the following table.

			Fair value measurements at reporting date using
			Quoted prices in active markets for identical items		Significant other observable inputs		Significant unobservable inputs
	Carrying value		(Level 1)		(Level 2)		(Level 3)
As at (millions)	June 30, 2016	Dec. 31, 2015	June 30, 2016	Dec. 31, 2015	June 30, 2016	Dec. 31, 2015	June 30, 2016	Dec. 31, 2015
Assets
Foreign exchange derivatives	$9	$40	$—	$—	$9	$40	$—	$—
Share-based compensation derivatives	6	—	—	—	6	—	—	—
Available-for-sale portfolio investments	26	30	1	2	25	28	—	—
	$41	$70	$1	$2	$40	$68	$—	$—
Liabilities
Foreign exchange derivatives	$20	$—	$—	$—	$20	$—	$—	$—
Share-based compensation derivatives	4	11	—	—	4	11	—	—
	$24	$11	$—	$—	$24	$11	$—	$—

notes to condensed interim consolidated financial statements	(unaudited)

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

			June 30, 2016		December 31, 2015
As at (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Notional amount	Fair value and carrying value
Current Assets [1]
Derivatives used to manage
Currency risks arising from U.S. dollar denominated purchases	HFT [2]	2016	$8	$3	$115	$15
Currency risks arising from U.S. dollar denominated purchases	HFH [3]	2017	$84	1	$161	11
Currency risks arising from U.S. dollar revenues	HFT [2]	2017	$29	—	$62	—
Changes in share-based compensation costs (Note 13(b))	HFH [3]	2016	$67	2	$—	—
Currency risks arising from U.S. dollar denominated commercial paper (Note 21(c))	HFH [3]	2016	$416	5	$243	14
				$11		$40
Other Long-Term Assets [1]
Derivatives used to manage
Changes in share-based compensation costs (Note 13(b))	HFH [3]	2018	$75	$4	$—	$—
Current Liabilities [1]
Derivatives used to manage
Currency risks arising from U.S. dollar denominated purchases	HFT [2]	2016	$—	$—	$31	$—
Currency risks arising from U.S. dollar denominated purchases	HFH [3]	2017	$264	14	$11	—
Currency risks arising from U.S. dollar revenues	HFT [2]	2017	$65	—	$8	—
Changes in share-based compensation costs (Note 13(b))	HFH [3]	2016	$7	—	$71	2
Currency risks arising from U.S. dollar denominated commercial paper (Note 21(c))	HFH [3]	2016	$561	6	$—	—
				$20		$2
Other Long-Term Liabilities [1]
Derivatives used to manage
Changes in share-based compensation costs (Note 13(b))	HFH [3]	2017	$65	$4	$68	$9

(1)         Derivative financial assets and liabilities are not set off.

(2)         Designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.

(3)         Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied.

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are as set out in the following table.

	June 30, 2016		December 31, 2015
As at (millions)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt (Note 21)	$12,522	$13,399	$12,038	$12,575

(e)          Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, on derivative instruments that are classified as cash flow hedging items and their location within the Condensed interim consolidated statements of income and other comprehensive income. There was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

notes to condensed interim consolidated financial statements	(unaudited)

	Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 10)
	(effective portion) (Note 10)			Amount
(millions)	2016	2015	Location	2016	2015
THREE-MONTH PERIODS ENDED JUNE 30
Derivatives used to manage:
Currency risks arising from U.S. dollar denominated purchases	$(1)	$1	Goods and services purchased	$(3)	$—
Changes in share-based compensation costs (Note 13(b))	(3)	5	Employee benefits expense	(1)	3
Currency risks arising from U.S. dollar denominated commercial paper (Note 21(c))	(14)	—	Financing costs	(14)	—
	$(18)	$6		$(18)	$3

SIX-MONTH PERIODS ENDED JUNE 30
Derivatives used to manage:
Currency risks arising from U.S. dollar denominated purchases	$(24)	$1	Goods and services purchased	$(2)	$—
Changes in share-based compensation costs (Note 13(b))	15	5	Employee benefits expense	6	8
Currency risks arising from U.S. dollar denominated commercial paper (Note 21(c))	(52)	—	Financing costs	(52)	—
	$(61)	$6		$(48)	$8

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the Condensed interim consolidated statements of income and other comprehensive income.

		Gain (loss) recognized in income on derivatives
		Three months		Six months
Periods ended June 30 (millions)	Location	2016	2015	2016	2015
Derivatives used to manage currency risks	Financing costs	$2	$(1)	$—	$9

5                 segmented information

General

The operating segments that are regularly reported to our Chief Executive Officer (our chief operating decision-maker) are wireless and wireline. Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operating results of which are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

As we do not currently aggregate operating segments, our reportable segments are also wireless and wireline. The wireless segment includes network revenues (data and voice) and equipment sales. The wireline segment includes data revenues (which includes Internet protocol; television; hosting, managed information technology and cloud-based services; business process outsourcing; and certain healthcare solutions), voice revenues, and other telecommunications services revenues, excluding wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The following segmented information is regularly reported to our chief operating decision-maker.

notes to condensed interim consolidated financial statements	(unaudited)

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
June 30 (millions)	2016	2015	2016	2015	2016	2015	2016	2015
Operating revenues
External revenue	$1,754	$1,722	$1,394	$1,380	$—	$—	$3,148	$3,102
Intersegment revenue	14	14	48	43	(62)	(57)	—	—
	$1,768	$1,736	$1,442	$1,423	$(62)	$(57)	$3,148	$3,102
EBITDA [1]	$793	$719	$396	$362	$—	$—	$1,189	$1,081
CAPEX, excluding spectrum licences [2]	$258	$227	$511	$437	$—	$—	$769	$664
					Operating revenues (above)		$3,148	$3,102
					Goods and services purchased		1,331	1,372
					Employee benefits expense		628	649
					EBITDA (above)		1,189	1,081
					Depreciation		385	361
					Amortization		114	103
					Operating income		690	617
					Financing costs		134	110
					Income before income taxes		$556	$507

(1)         Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX); see Note 25(b) for a reconciliation of capital expenditures, excluding spectrum licences to cash payments for capital assets, excluding spectrum licences reported in the Condensed interim consolidated statements of cash flows.

Six-month periods ended June 30	Wireless		Wireline		Eliminations		Consolidated
(millions)	2016	2015	2016	2015	2016	2015	2016	2015
Operating revenues
External revenue	$3,456	$3,394	$2,800	$2,736	$—	$—	$6,256	$6,130
Intersegment revenue	28	28	95	86	(123)	(114)	—	—
	$3,484	$3,422	$2,895	$2,822	$(123)	$(114)	$6,256	$6,130
EBITDA [1]	$1,549	$1,463	$780	$753	$—	$—	$2,329	$2,216
CAPEX, excluding spectrum licences [2]	$438	$475	$949	$824	$—	$—	$1,387	$1,299
					Operating revenues (above)		$6,256	$6,130
					Goods and services purchased		2,631	2,656
					Employee benefits expense		1,296	1,258
					EBITDA (above)		2,329	2,216
					Depreciation		770	708
					Amortization		229	212
					Operating income		1,330	1,296
					Financing costs		257	227
					Income before income taxes		$1,073	$1,069

(1)         Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX); see Note 25(b) for a reconciliation of capital expenditures, excluding spectrum licences to cash payments for capital assets, excluding spectrum licences reported in the Condensed interim consolidated statements of cash flows.

Geographical information

We attribute revenues from external customers to individual countries on the basis of the location where the goods and/or services are provided. We do not have material revenues that we attribute to countries other than Canada (our country of domicile), nor do we have material amounts of property, plant, equipment, intangible assets and/or goodwill located outside of Canada.

notes to condensed interim consolidated financial statements	(unaudited)

6                 other operating income

		Three months		Six months
Periods ended June 30 (millions)	Note	2016	2015	2016	2015
Government assistance, including deferral account amortization		$9	$12	$18	$24
Investment income (loss)		9	(2)	9	(2)
Interest income	18(c)	1	1	1	2
Gain (loss) on disposal of assets and other		13	(1)	16	3
		$32	$10	$44	$27

7                 employee benefits expense

		Three months		Six months
Periods ended June 30 (millions)	Note	2016	2015	2016	2015
Employee benefits expense — gross
Wages and salaries		$631	$625	$1,258	$1,220
Share-based compensation [1]	13	30	34	55	64
Pensions — defined benefit	14(a)	22	26	44	54
Pensions — defined contribution	14(b)	20	20	44	45
Restructuring costs [1]	15(b)	11	29	55	34
Other		39	37	78	77
		753	771	1,534	1,494
Capitalized internal labour costs
Property, plant and equipment		(83)	(82)	(157)	(159)
Intangible assets subject to amortization		(42)	(40)	(81)	(77)
		(125)	(122)	(238)	(236)
		$628	$649	$1,296	$1,258

(1)         For the three-month and six-month periods ended June 30, 2016, $NIL (2015 — $NIL) and $2 (2015 — $NIL), respectively, of share-based compensation was included in restructuring costs.

8                 financing costs

		Three months		Six months
Periods ended June 30 (millions)	Note	2016	2015	2016	2015
Interest expense
Interest on long-term debt — gross		$134	$127	$267	$240
Capitalized long-term debt interest [1]		(11)	(9)	(28)	(9)
Interest on long-term debt — net		123	118	239	231
Interest on short-term borrowings and other		1	2	2	3
Interest accretion on provisions	20	3	3	6	6
		127	123	247	240
Employee defined benefit plans net interest	14(a)	1	6	2	13
Foreign exchange		7	2	9	(5)
		135	131	258	248
Interest income
Interest on income tax refunds		—	(20)	—	(20)
Other		(1)	(1)	(1)	(1)
		(1)	(21)	(1)	(21)
		$134	$110	$257	$227

(1)         Long-term debt interest at a composite rate of 3.31% was capitalized to intangible assets with indefinite lives.

notes to condensed interim consolidated financial statements	(unaudited)

9                 income taxes

	Three months		Six months
Periods ended June 30 (millions)	2016	2015	2016	2015
Current income tax expense
For current reporting period	$110	$124	$280	$344
Adjustments recognized in the current period for income taxes of prior periods	(2)	(77)	(2)	(77)
	108	47	278	267
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	30	13	(2)	(60)
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—	48	1	48
Adjustments recognized in the current period for income taxes of prior periods	2	58	2	58
	32	119	1	46
	$140	$166	$279	$313

Our income tax expense and effective income tax rate differs from that calculated by applying the applicable statutory rates for the following reasons:

Three-month periods ended June 30 ($ in millions)	2016		2015
Income taxes computed at applicable statutory rates	$148	26.5%	$134	26.6%
Revaluation of deferred income tax liability to reflect future income tax rates	—	—	48	9.5
Adjustments recognized in the current period for income taxes of prior periods	—	—	(19)	(3.7)
Other	(8)	(1.3)	3	0.3
Income tax expense per Condensed interim consolidated statements of income and other comprehensive income	$140	25.2%	$166	32.7%

Six-month periods ended June 30 ($ in millions)	2016		2015
Income taxes computed at applicable statutory rates	$285	26.6%	$282	26.5%
Revaluation of deferred income tax liability to reflect future income tax rates	1	0.1	48	4.5
Adjustments recognized in the current period for income taxes of prior periods	—	—	(19)	(1.8)
Other	(7)	(0.7)	2	0.1
Income tax expense per Condensed interim consolidated statements of income and other comprehensive income	$279	26.0%	$313	29.3%

10          other comprehensive income

	Items that may subsequently be reclassified to income						Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(e))			Cumulative	Change in unrealized fair
(millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	foreign currency translation adjustment	value of available-for- sale financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements	Other comp. income
THREE-MONTH PERIODS ENDED JUNE 30
Accumulated balance as at April 1, 2015			$—	$28	$13	$41
Other comprehensive income (loss)
Amount arising	$6	$(3)	3	(5)	1	(1)	$(174)	$(175)
Income taxes	$1	$—	1	—	1	2	(52)	(50)
Net			2	(5)	—	(3)	$(122)	$(125)
Accumulated balance as at June 30, 2015			$2	$23	$13	$38
Accumulated balance as at April 1, 2016			$(10)	$39	$16	$45
Other comprehensive income (loss)
Amount arising	$(18)	$18	—	6	(3)	3	$129	$132
Income taxes	$(6)	$5	(1)	—	—	(1)	35	34
Net			1	6	(3)	4	$94	$98
Accumulated balance as at June 30, 2016			$(9)	$45	$13	$49

notes to condensed interim consolidated financial statements	(unaudited)

	Items that may subsequently be reclassified to income						Item never reclassified to income
	Change in unrealized fair value of
	derivatives designated as cash flow				Change in
	hedges in current period (Note 4(e))			Cumulative	unrealized fair
(millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	foreign currency translation adjustment	value of available-for- sale financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements	Other comp. income
SIX-MONTH PERIODS ENDED JUNE 30
Accumulated balance as at January 1, 2015			$4	$18	$16	$38
Other comprehensive income (loss)
Amount arising	$6	$(8)	(2)	5	(3)	—	$147	$147
Income taxes	$1	$(1)	—	—	—	—	32	32
Net			(2)	5	(3)	—	$115	$115
Accumulated balance as at June 30, 2015			$2	$23	$13	$38
Accumulated balance as at January 1, 2016			$—	$43	$16	$59
Other comprehensive income (loss)
Amount arising	$(61)	$48	(13)	2	(3)	(14)	$24	$10
Income taxes	$(17)	$13	(4)	—	—	(4)	7	3
Net			(9)	2	(3)	(10)	$17	$7
Accumulated balance as at June 30, 2016			$(9)	$45	$13	$49
Attributable to:
Common Shares						$45
Non-controlling interest						4
						$49

As at June 30, 2016, our estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges that are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding income tax effects, is $NIL.

11          per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted stock units.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

	Three months		Six months
Periods ended June 30 (millions)	2016	2015	2016	2015
Basic total weighted average number of Common Shares outstanding	593	605	593	606
Effect of dilutive securities
Share option awards	1	1	1	2
Diluted total weighted average number of Common Shares outstanding	594	606	594	608

For the three-month and six-month periods ended June 30, 2016 and 2015, no outstanding share option awards were excluded in the computation of diluted net income per Common Share.

notes to condensed interim consolidated financial statements	(unaudited)

12          dividends per share

(a)         Dividends declared

Three-month periods ended June 30 (millions except per	2016				2015
share amounts)	Declared		Paid to		Declared		Paid to
Common Share dividends	Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
Quarter 1 dividend	Mar. 11, 2016	$0.44	Apr. 1, 2016	$261	Mar. 11, 2015	$0.40	Apr. 1, 2015	$243
Quarter 2 dividend	Jun. 10, 2016	0.46	Jul. 4, 2016	274	Jun. 10, 2015	0.42	Jul. 2, 2015	253
		$0.90		$535		$0.82		$496

On August 4, 2016, the Board of Directors declared a quarterly dividend of $0.46 per share on our issued and outstanding Common Shares payable on October 3, 2016, to holders of record at the close of business on September 9, 2016. The final amount of the dividend payment depends upon the number of Common Shares issued and outstanding at the close of business on September 9, 2016.

(b)         Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares may acquire additional Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this Plan, we have the option of offering Common Shares from Treasury or having the trustee acquire Common Shares in the stock market.

We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the Plan. We opted to have the trustee acquire the Common Shares in the stock market with no discount offered. In respect of Common Share dividends declared during the three-month and six-month periods ended June 30, 2016, $14 million (2015 — $12 million) and $30 million (2015 — $27 million), respectively, was to be reinvested in Common Shares.

13          share-based compensation

(a)         Details of share-based compensation expense

Reflected in the Condensed interim consolidated statements of income and other comprehensive income as Employee benefits expense and in the Condensed interim consolidated statements of cash flows are the following share-based compensation amounts:

	2016			2015
Three-month periods ended June 30 (millions)	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Restricted stock units [1]	$20	$2	$22	$25	$—	$25
Employee share purchase plan	10	(10)	—	9	(9)	—
Share option awards	—	—	—	—	—	—
	$30	$(8)	$22	$34	$(9)	$(25)

(1)         The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(e)). Within employee benefits expense (see Note 7), restricted stock unit expense of $20 (2015 — $25) is presented as share-based compensation and the balance is included in restructuring costs.

	2016			2015
Six-month periods ended June 30 (millions)	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Restricted stock units [1]	$38	$—	$38	$44	$(43)	$1
Employee share purchase plan	19	(19)	—	19	(19)	—
Share option awards	—	—	—	1	—	1
	$57	$(19)	$38	$64	$(62)	$2

(1)         The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(e)). Within employee benefits expense (see Note 7), restricted stock unit expense of $36 (2015 — $44) is presented as share-based compensation and the balance is included in restructuring costs.

notes to condensed interim consolidated financial statements	(unaudited)

For the three-month and six-month periods ended June 30, 2016, the associated operating cash outflows in respect of restricted stock units are net of cash inflows arising from the cash-settled equity swap agreements of $3 million (2015 — $2 million) and $4 million (2015 — $17 million), respectively. For the three-month and six-month periods ended June 30, 2016, the income tax benefit arising from share-based compensation was $8 million (2015 — $9 million) and $15 million (2015 — $17 million), respectively.

(b)         Restricted stock units

We use restricted stock units as a form of retention and incentive compensation. Each restricted stock unit is nominally equal in value to one Common Share and is nominally entitled to the dividends that would arise thereon if it were an issued and outstanding Common Share. The notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. Due to the notional dividend mechanism, the grant-date fair value of restricted stock units equals the fair market value of the corresponding Common Shares at the grant date. The restricted stock units generally become payable when vesting is completed and typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded; the majority of restricted stock units outstanding have cliff vesting. The associated liability is normally cash-settled.

We also award restricted stock units that largely have the same features as our general restricted stock units, but have a variable payout (0% — 200%) depending upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on our Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted stock units affected by the total customer connections performance condition equals the fair market value of the corresponding Common Shares at the grant date and thus the notional subset has been included in the presentation of our restricted stock units with only service conditions. The recurring estimate, which reflects a variable payout, of the fair value of the notional subset of our restricted stock units affected by the relative total shareholder return performance element is determined using a Monte Carlo simulation.

The following table presents a summary of our outstanding non-vested restricted stock units.

Number of non-vested restricted stock units as at	June 30, 2016	December 31, 2015
Restricted stock units without market performance conditions
Restricted stock units with only service conditions	5,071,712	3,429,008
Notional subset affected by total customer connections performance condition	195,943	135,404
	5,267,655	3,564,412
Restricted stock units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	587,829	406,243
	5,855,484	3,970,655

The following table presents a summary of the activity related to our restricted stock units without market performance conditions.

	Three months			Six months
	Number of restricted stock units [1]		Weighted average	Number of restricted stock units [1]		Weighted average
			grant-date			grant-date
Periods ended June 30, 2016	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	5,282,983	—	$40.80	3,564,412	—	$41.42
Vested	—	8,499	$41.21	—	29,008	$40.00
Issued
Initial award	25,253	—	$40.51	1,886,688	—	$39.66
In lieu of dividends	54,830	87	$42.22	96,071	198	$40.34
Vested	(8,262)	8,262	$40.46	(74,188)	74,188	$41.29
Settled in cash	—	(7,261)	$40.51	—	(93,807)	$40.91
Forfeited and cancelled	(87,149)	—	$26.64	(205,328)	—	$35.08
Outstanding, end of period
Non-vested	5,267,655	—	$38.98	5,267,655	—	$38.98
Vested	—	9,587	$40.80	—	9,587	$40.80

(1)         Excluding the notional subset of restricted stock units affected by the relative total shareholder return performance element.

notes to condensed interim consolidated financial statements	(unaudited)

With respect to certain issuances of restricted stock units, we have entered into cash-settled equity forward agreements that fix our cost; that information, as well as a schedule of our non-vested restricted stock units outstanding as at June 30, 2016, is set out in the following table.

Vesting in years ending December 31	Number of fixed-cost restricted stock units	Our fixed cost per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units [1]
2016	1,798,900	$41.02	118,576	1,917,476
2017	1,610,984	$45.35	51,829	1,662,813
2018	1,552,377	$40.77	134,989	1,687,366
	4,962,261		305,394	5,267,655

(1)   Excluding the notional subset of restricted stock units affected by the relative total shareholder return performance element.

(c)          Employee share purchase plan

	Three months		Six months
Periods ended June 30 (millions)	2016	2015	2016	2015
Employee contributions	$25	$25	$54	$57
Employer contributions	10	9	19	19
	$35	$34	$73	$76

(d)         Share option awards

The following table presents a summary of the activity related to our share option plan.

	Three months		Six months
Period ended June 30, 2016	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	1,913,843	$23.81	2,375,596	$22.96
Exercised [1]	(101,199)	$24.29	(538,937)	$20.48
Forfeited	(3,496)	$25.68	(8,402)	$23.41
Expired	—	$—	(19,109)	$15.29
Outstanding, end of period	1,809,148	$23.78	1,809,148	$23.78

(1)         The total intrinsic value of share option awards exercised for the three-month and six-month periods ended June 30, 2016, was $1 million (reflecting a weighted average price at the dates of exercise of $40.94 per share) and $10 million (reflecting a weighted average price at the dates of exercise of $39.70 per share), respectively. The difference between the number of share options exercised and the number of Common Shares issued (as reflected in the Condensed interim consolidated statements of changes in owners’ equity) is the effect of our choosing to settle share option award exercises using the net-equity settlement feature.

The following is a life and exercise price stratification of our outstanding share options, all of which are vested, as at June 30, 2016.

Options outstanding and exercisable

					Weighted average
				Total	price
Range of option prices
Low	$16.08	$21.42	$28.56	$16.08
High	$18.92	$25.64	$31.69	$31.69
Year of expiry and number of options
2016	5,350	—	—	5,350	$16.08
2017	488,719	35,020	—	523,739	$16.70
2018	—	541,831	—	541,831	$23.30
2019	—	—	738,228	738,228	$29.21
	494,069	576,851	738,228	1,809,148
Weighted average remaining contractual life (years)	0.7	1.7	2.9	1.9
Weighted average price	$16.35	$23.20	$29.21	$23.78
Aggregate intrinsic value [1] (millions)	$12	$11	$9	$32

(1)         The aggregate intrinsic value is calculated based on the June 30, 2016, price of $41.60  per Common Share.

notes to condensed interim consolidated financial statements	(unaudited)

14          employee future benefits

(a)         Defined benefit pension plans — expense

Our defined benefit pension plan expense (recovery) was as follows:

	2016				2015
Three-month periods ended June 30 (millions)	Employee benefits expense	Financing costs	Other comp. income		Employee benefits expense	Financing costs	Other comp. income
Recognized in	(Note 7)	(Note 8)	(Note 10)	Total	(Note 7)	(Note 8)	(Note 10)	Total
Current service cost	$20	$—	$—	$20	$24	$—	$—	$24
Past service costs	—	—	—	—	—	—	—	—
Net interest; return on plan assets
Interest expense arising from accrued benefit obligations	—	85	—	85	—	87	—	87
Return, including interest income, on plan assets [1]	—	(84)	(129)	(213)	—	(82)	171	89
Interest effect on asset ceiling limit	—	—	—	—	—	1	—	1
	—	1	(129)	(128)	—	6	171	177
Administrative fees	2	—	—	2	2	—	—	2
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	—	—	—	—	3	3
	$22	$1	$(129)	$(106)	$26	$6	$174	$206

(1)         The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the accrued benefit obligations.

	2016				2015
Six-month periods ended June 30 (millions)	Employee benefits expense	Financing costs	Other comp. income		Employee benefits expense	Financing costs	Other comp. income
Recognized in	(Note 7)	(Note 8)	(Note 10)	Total	(Note 7)	(Note 8)	(Note 10)	Total
Current service cost	$41	$—	$—	$41	$50	$—	$—	$50
Past service costs	—	—	—	—	1	—	—	1
Net interest; return on plan assets
Interest expense arising from accrued benefit obligations	—	170	—	170	—	175	—	175
Return, including interest income, on plan assets [1]	—	(169)	(24)	(193)	—	(163)	(153)	(316)
Interest effect on asset ceiling limit	—	1	—	1	—	1	—	1
	—	2	(24)	(22)	—	13	(153)	(140)
Administrative fees	3	—	—	3	3	—	—	3
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	—	—	—	—	6	6
	$44	$2	$(24)	$22	$54	$13	$(147)	$(80)

(1)         The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the accrued benefit obligations.

(b)         Defined contribution plans — expense

Our total defined contribution pension plan costs recognized were as follows:

	Three months		Six months
Periods ended June 30 (millions)	2016	2015	2016	2015
Union pension plan and public service pension plan contributions	$5	$6	$13	$14
Other defined contribution pension plans	15	14	31	31
	$20	$20	$44	$45

notes to condensed interim consolidated financial statements	(unaudited)

15          restructuring and other costs

(a)         Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. We also include incremental external costs incurred in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses or settlements, in other costs.

Restructuring and other costs are presented in the Condensed interim consolidated statements of income and other comprehensive income as set out in the following table:

	Three months		Six months
Periods ended June 30 (millions)	2016	2015	2016	2015
Goods and services purchased	$12	$30	$16	$42
Employee benefits expense	11	29	55	34
	$23	$59	$71	$76

(b)         Restructuring provisions

Employee related provisions and other provisions, as presented in Note 20, include amounts in respect of restructuring activities. In 2016, restructuring activities included ongoing and incremental efficiency initiatives including personnel-related costs and rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

	2016			2015
Three-month periods ended June 30 (millions)	Employee related [1]	Other [1]	Total [1]	Employee related [1]	Other [1]	Total [1]
Restructuring costs
Additions	$11	$12	$23	$29	$30	$59
Reversal	—	—	—	—	—	—
Expense	11	12	23	29	30	59
Use	(22)	(12)	(34)	(13)	(4)	(17)
Expenses greater (less) than disbursements	(11)	—	(11)	16	26	42
Restructuring provisions
Balance, beginning of period	91	56	147	24	38	62
Balance, end of period	$80	$56	$136	$40	$64	$104

(1)         The transactions and balances in this column, excluding share-based compensation amounts, are included in, and thus are a subset of, the transactions and balances in the column with the same caption in Note 20.

	2016			2015
Six-month periods ended June 30 (millions)	Employee related [1]	Other [1]	Total [1]	Employee related [1]	Other [1]	Total [1]
Restructuring costs
Additions	$55	$20	$75	$34	$42	$76
Reversal	—	(4)	(4)	—	—	—
Expense	55	16	71	34	42	76
Use	(91)	(17)	(108)	(35)	(6)	(41)
Expenses greater (less) than disbursements	(36)	(1)	(37)	(1)	36	35
Restructuring provisions
Balance, beginning of period	116	57	173	41	28	69
Balance, end of period	$80	$56	$136	$40	$64	$104

(1)         The transactions and balances in this column, excluding share-based compensation amounts, are included in, and thus are a subset of, the transactions and balances in the column with the same caption in Note 20.

notes to condensed interim consolidated financial statements	(unaudited)

16          property, plant and equipment

(millions)	Network assets	Buildings and leasehold improvements	Other	Land	Assets under construction	Total
At cost
As at January 1, 2016	$27,191	$2,847	$1,120	$55	$413	$31,626
Additions	344	19	24	—	712	1,099
Dispositions, retirements and other	(345)	(49)	(91)	—	—	(485)
Assets under construction put into service	319	44	32	—	(395)	—
As at June 30, 2016	$27,509	$2,861	$1,085	$55	$730	$32,240
Accumulated depreciation
As at January 1, 2016	$19,351	$1,810	$729	$—	$—	$21,890
Depreciation	666	47	57	—	—	770
Dispositions, retirements and other	(340)	(42)	(81)	—	—	(463)
As at June 30, 2016	$19,677	$1,815	$705	$—	$—	$22,197
Net book value
As at December 31, 2015	$7,840	$1,037	$391	$55	$413	$9,736
As at June 30, 2016	$7,832	$1,046	$380	$55	$730	$10,043

As at June 30, 2016, our contractual commitments for the acquisition of property, plant and equipment were $461 million over a period ending December 31, 2018 (December 31, 2015 — $326 million over a period ending December 31, 2017).

17          intangible assets and goodwill

	Intangible assets subject to amortization						Intangible assets with indefinite lives
	Subscriber base	Customer contracts, related customer relationships and leasehold interests	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [1]	Total intangible assets and goodwill
At cost
As at January 1, 2016	$245	$228	$3,801	$90	$216	$4,580	$8,480	$13,060	$4,125	$17,185
Additions	—	—	17	1	282	300	164	464	—	464
Dispositions, retirements and other (including capitalized interest)	—	—	(90)	(3)	—	(93)	26	(67)	—	(67)
Assets under construction put into service	—	—	207	1	(208)	—	—	—	—	—
As at June 30, 2016	$245	$228	$3,935	$89	$290	$4,787	$8,670	$13,457	$4,125	$17,582
Accumulated amortization
As at January 1, 2016	$112	$168	$2,739	$56	$—	$3,075	$—	$3,075	$364	$3,439
Amortization	7	15	205	2	—	229	—	229	—	229
Dispositions, retirements and other	—	—	(95)	(2)	—	(97)	—	(97)	—	(97)
As at June 30, 2016	$119	$183	$2,849	$56	$—	$3,207	$—	$3,207	$364	$3,571
Net book value
As at December 31, 2015	$133	$60	$1,062	$34	$216	$1,505	$8,480	$9,985	$3,761	$13,746
As at June 30, 2016	$126	$45	$1,086	$33	$290	$1,580	$8,670	$10,250	$3,761	$14,011

(1)              Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

notes to condensed interim consolidated financial statements	(unaudited)

As at June 30, 2016, our contractual commitments for the acquisition of intangible assets, excluding that arising from BCE Inc.’s announced agreement to acquire Manitoba Telecom Services Inc. discussed in the following paragraph, were $92 million over a period ending December 31, 2020 (December 31, 2015 — $55 million over a period ending December 31, 2018).

On May 2, 2016, BCE Inc. announced that it had entered into a definitive agreement to acquire all issued and outstanding shares of Manitoba Telecom Services Inc., subject to customary closing conditions, including court, shareholder and regulatory approvals, and is expected to close in late 2016 or early 2017; as of June 30, 2016, court and shareholder approvals had been obtained. In June 2016, we submitted a notification and advanced ruling request to the Competition Bureau regarding our previously announced agreement in principle with BCE Inc. pursuant to which we will acquire approximately one-third of Manitoba Telecom Services Inc.’s postpaid wireless subscribers and be assigned one-third of its dealer locations in Manitoba, upon the successful completion of BCE Inc.’s acquisition of Manitoba Telecom Services Inc.

18          real estate joint ventures

(a)         General

In 2011, we partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. TELUS is a tenant in TELUS Garden, which is now our new global headquarters. The new-build office tower has received its 2009 Leadership in Energy and Environmental Design (LEED) Platinum certification and the neighbouring new-build residential condominium tower, was built to the LEED Gold standard.

In 2013, we partnered, as equals, with two arm’s-length parties (one of which is also our TELUS Garden partner) in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, scheduled for completion in 2018, is to be built to the LEED Platinum standard.

notes to condensed interim consolidated financial statements	(unaudited)

(b)         Real estate joint ventures — summarized financial information

As at (millions)	June 30, 2016	December 31, 2015
ASSETS
Current assets
Cash and temporary investments, net	$24	$20
Escrowed deposits for tenant inducements and liens	10	20
Sales contract deposits held by arm’s-length trustee	6	6
Other	19	21
Property under development — residential condominiums (subject to sales contracts)	110	156
	169	223
Non-current assets
Property under development — Investment property	120	96
Investment property	230	238
	350	334
	$519	$557
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$26	$46
Sales contract deposits
Payable	31	55
Held by arm’s-length trustee	6	6
Current portion of senior secured 3.4% bonds due July 2025	4	4
Construction credit facilities	46	96
Construction holdback liabilities	10	10
Other financial liability [1]	18	18
	141	235
Non-current liabilities
Construction credit facilities	35	9
Other	—	4
Senior secured 3.4% bonds due July 2025	215	217
	250	230
Liabilities	391	465
Owners’ equity
TELUS [2]	50	36
Other partners	78	56
	128	92
	$519	$557

(1)         Other financial liability is due to us; such amount is non-interest bearing, is secured by an $18 mortgage on the TELUS Garden residential condominium tower, is payable in cash and is due subsequent to repayment of the residential condominium tower construction credit facility.

(2)         The equity amounts recorded by the real estate joint ventures differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded.

	Three months		Six months
Periods ended June 30 (millions)	2016	2015	2016	2015
Revenue
From investment property	$14	$4	$20	$4
From sale of condominiums	$114	$—	$114	$—
Depreciation and amortization	$3	$2	$4	$2
Interest expense [1]	$4	$2	$6	$2
Net income (loss) and comprehensive income (loss) [2]	$36	$(2)	$36	$(2)

(1)         During the three-month and six-month periods ended June 30, 2016, the real estate joint ventures capitalized $NIL (2015 — $NIL) and $1 (2015 — $2), respectively, of financing costs.

(2)         As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income (loss) and comprehensive income (loss).

notes to condensed interim consolidated financial statements	(unaudited)

(c)          Our real estate joint ventures activity

Our real estate joint ventures investment activity is as set out following table.

	2016			2015
Three-month periods ended June 30 (millions)	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	$—	$14	$14	$—	$(1)	$(1)
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Recognition of gain initially deferred on our real estate initially contributed	—	4	4	—	—	—
Construction credit facilities financing costs charged by us and other (Note 6)	1	—	1	1	—	1
Cash flows in the current reporting period
Construction credit facilities
Amounts advanced	11	—	11	13	—	13
Amounts repaid	(40)	—	(40)	—	—	—
Financing costs paid to us	(1)	—	(1)	(1)	—	(1)
Funds we contributed	—	—	—	—	3	3
Net increase (decrease)	(29)	18	(11)	13	2	15
Real estate joint ventures carrying amounts
Balance, beginning of period	81	25	106	127	22	149
Valuation provision	—	(9)	(9)	—	—	—
Balance, end of period	$52	$34	$86	$140	$24	$164

	2016			2015
Six-month periods ended June 30 (millions)	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	$—	$14	$14	$—	$(1)	$(1)
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Recognition of gain initially deferred on our real estate initially contributed	—	4	4	—	—	—
Construction credit facilities financing costs charged by us and other (Note 6)	1	—	1	2	—	2
Cash flows in the current reporting period
Construction credit facilities
Amounts advanced	23	—	23	20	—	20
Amounts repaid	(40)	—	(40)	—	—	—
Financing costs paid to us	(1)	—	(1)	(2)	—	(2)
Funds we contributed	—	—	—	—	4	4
Net increase (decrease)	(17)	18	1	20	3	23
Real estate joint ventures carrying amounts
Balance, beginning of period	69	25	94	120	21	141
Valuation provision	—	(9)	(9)	—	—	—
Balance, end of period	$52	$34	$86	$140	$24	$164

(1)         Loans and receivables are included in our Condensed interim consolidated statements of financial position as Real estate joint venture advances and are comprised of advances under construction credit facilities (see (d)) and an $18 mortgage on the TELUS Garden residential condominium tower.

(2)         We account for our interests in the real estate joint ventures using the equity method of accounting.

(3)         As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income (loss) and comprehensive income (loss); provision for income taxes is made in determining the comprehensive income (loss) attributable to us.

During the three-month and six-month periods ended June 30, 2016, the TELUS Garden real estate joint venture recognized $2 million (2015 — $1 million) and $5 million (2015 — $1 million), respectively, of revenue from our TELUS Garden office tenancy; of this amount, one-half is due to our economic interest in the real estate joint venture and one-half is due to our partner’s economic interest in the real estate joint venture.

notes to condensed interim consolidated financial statements	(unaudited)

(d)         Commitments and contingent liabilities

Construction commitments

The TELUS Garden real estate joint venture is expected to spend a total of approximately $470 million on the construction of an office tower and a residential condominium tower. As at June 30, 2016, the real estate joint venture’s construction-related contractual commitments were approximately $9 million through 2016 (December 31, 2015 — $38 million through to 2016).

The TELUS Sky real estate joint venture is expected to spend a total of approximately $400 million on the construction of a mixed-use tower. As at June 30, 2016, the real estate joint venture’s construction-related contractual commitments were approximately $128 million through to 2018 (December 31, 2015 — $124 million through to 2018).

Construction credit facilities

The TELUS Garden real estate joint venture has a credit agreement with two Canadian financial institutions (as 50% lender) and TELUS Corporation (as 50% lender) to provide $56 million (December 31, 2015 — $136 million) of construction financing for the residential project. The TELUS Sky real estate joint venture has a credit agreement with three Canadian financial institutions (as 66-2/3% lender) and TELUS Corporation (as 33-1/3% lender) to provide $342 million of construction financing for the project.

The construction credit facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The construction credit facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

As at (millions)	Note	June 30, 2016	December 31, 2015
Construction credit facilities commitment — TELUS Corporation
Undrawn	4(b)	$108	$131
Advances		34	51
		142	182
Construction credit facilities commitment — other		256	296
		$398	$478

19           short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc., entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which it is able to sell an interest in certain trade receivables up to a maximum of $500 million (December 31, 2015 — $500 million). This revolving-period securitization agreement term ends December 31, 2018, and it requires minimum cash proceeds of $100 million from monthly sales of interests in certain trade receivables. TELUS Communications Inc. is required to maintain at least a BB (December 31, 2015 — BB) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term.

When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at June 30, 2016, we had sold to the trust (but continued to recognize) trade receivables of $116 million (December 31, 2015 — $124 million). Short-term borrowings of $100 million (December 31, 2015 — $100 million) are comprised of amounts advanced to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) comprised amounts drawn on our bilateral bank facilities.

20           provisions

(millions)	Asset retirement obligation	Employee related	Other	Total
As at April 1, 2016	$380	$82	$132	$594
Additions [1]	—	11	14	25
Use	(1)	(21)	(12)	(34)
Reversal	—	—	—	—
Interest effect	2	—	1	3
As at June 30, 2016	$381	$72	$135	$588

notes to condensed interim consolidated financial statements	(unaudited)

(millions)	Asset retirement obligation	Employee related	Other	Total
As at January 1, 2016	$377	$109	$144	$630
Additions [1]	—	53	24	77
Use	(1)	(90)	(30)	(121)
Reversal	—	—	(4)	(4)
Interest effect	5	—	1	6
As at June 30, 2016	$381	$72	$135	$588
Current	$18	$71	$81	$170
Non-current	363	1	54	418
As at June 30, 2016	$381	$72	$135	$588

(1)         For the three-month and six-month periods ended June 30, 2016, employee related additions are net of share-based compensation of $NIL and $2, respectively.

Asset retirement obligation

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these assets are retired.

Employee related

The employee related provisions are largely in respect of restructuring activities (as discussed further in Note 15). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Other

The provision for other includes: legal claims; non-employee related restructuring activities (as discussed further in Note 15); and written put options, contract termination costs and onerous contracts related to business acquisitions. Other than as set out following, we expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

As discussed further in Note 23, we are involved in a number of legal claims and we are aware of certain other possible legal claims. In respect of legal claims, we establish provisions, when warranted, after taking into account legal assessments, information presently available, and the expected availability of recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have established provisions for contingent consideration, written put options in respect of non-controlling interests, contract termination costs and onerous contracts acquired. No cash outflows for the written put options occurred prior to their initial exercisability in December 2015. In respect of contract termination costs and onerous contracts acquired, cash outflows are expected to occur through mid-2018.

21           long-term debt

(a)         Details of long-term debt

As at (millions)	Note	June 30, 2016	December 31, 2015
TELUS Corporation notes	(b)	$10,569	$11,164
TELUS Corporation commercial paper	(c)	975	256
TELUS Communications Inc. debentures		619	618
TELUS International (Cda) Inc. credit facility	(e)	359	—
Long-term debt		$12,522	$12,038
Current		$1,688	$856
Non-current		10,834	11,182
Long-term debt		$12,522	$12,038

(b)         TELUS Corporation notes

The notes are our senior, unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The indentures governing the notes contain certain covenants which, among other things, place

notes to condensed interim consolidated financial statements	(unaudited)

limitations on our ability and the ability of certain of our subsidiaries to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

				Principal face amount		Redemption present value spread
Series [1]	Issued	Maturity	Issue price	Originally issued	Outstanding at financial statement date	Basis points	Cessation date
4.95% Notes, Series CD	March 2007	March 2017	$999.53	$700 million	$700 million	24 [2]	N/A
5.05% Notes, Series CG 3	December 2009	December 2019	$994.19	$1.0 billion	$1.0 billion	45.5 [2]	N/A
5.05% Notes, Series CH 3	July 2010	July 2020	$997.44	$1.0 billion	$1.0 billion	47 [2]	N/A
3.65% Notes, Series CI 3	May 2011	May 2016	$996.29	$600 million	$NIL	29.5 [2]	N/A
3.35% Notes, Series CJ 3	December 2012	March 2023	$998.83	$500 million	$500 million	40 [4]	Dec. 15, 2022
3.35% Notes, Series CK 3	April 2013	April 2024	$994.35	$1.1 billion	$1.1 billion	36 [4]	Jan. 2, 2024
4.40% Notes, Series CL 3	April 2013	April 2043	$997.68	$600 million	$600 million	47 [4]	Oct. 1, 2042
3.60% Notes, Series CM 3	November 2013	January 2021	$997.15	$400 million	$400 million	35 [2]	N/A
5.15% Notes, Series CN 3	November 2013	November 2043	$995.00	$400 million	$400 million	50 [4]	May 26, 2043
3.20% Notes, Series CO 3	April 2014	April 2021	$997.39	$500 million	$500 million	30 [4]	Mar. 5, 2021
4.85% Notes, Series CP 3	Multiple [5]	April 2044	$987.91 [5]	$500 million [5]	$900 million [5]	46 [4]	Oct. 5, 2043
3.75% Notes, Series CQ 3	September 2014	January 2025	$997.75	$800 million	$800 million	38.5 [4]	Oct. 17, 2024
4.75% Notes, Series CR 3	September 2014	January 2045	$992.91	$400 million	$400 million	51.5 [4]	July 17, 2044
1.50% Notes, Series CS 3	March 2015	March 2018	$999.62	$250 million	$250 million	N/A 6	N/A
2.35% Notes, Series CT 3	March 2015	March 2022	$997.31	$1.0 billion	$1.0 billion	35.5 [4]	Feb. 28, 2022
4.40% Notes, Series CU 3	March 2015	January 2046	$999.72	$500 million	$500 million	60.5 [4]	July 29, 2045
3.75% Notes, Series CV 3	December 2015	March 2026	$992.14	$600 million	$600 million	53.5 [4]	Dec. 10, 2025

(1)          Interest is payable semi-annually.

(2)          The notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(3)          This series of notes requires us to make an offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

(4)          At any time prior to the respective maturity dates set out in the table, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to maturity, other than in the case of the Series CT and Series CU notes where it is calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after the respective redemption present value spread cessation dates set out in the table, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amount thereof.

(5)          $500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38.

(6)          The notes are not redeemable at our option, other than in the event of certain changes in tax laws.

(c)          TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our $2.25 billion syndicated credit facility (see (d)) and is to be used for general corporate purposes, including capital expenditures and investments. This program enables us to issue commercial paper, subject to conditions related to debt ratings, up to a maximum aggregate amount at any one time of $1.4 billion (December 31, 2015 — $1.4 billion). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Commercial paper debt is due within one year and is classified as a current portion of long-term debt as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year. As at June 30, 2016, we had $975 million of commercial paper outstanding, all of which was denominated in U.S. dollars (U.S.$755 million), with an effective weighted average interest rate of 0.98%, maturing through September 2016.

(d)         TELUS Corporation credit facility

As at June 30, 2016, TELUS Corporation had an unsecured, revolving $2.25 billion bank credit facility, expiring on May 31, 2021, with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper.

TELUS Corporation’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end financial ratio tests. These tests are that our net debt to operating cash flow ratio must not exceed 4.00:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, each as defined under the credit facility.

notes to condensed interim consolidated financial statements	(unaudited)

Continued access to TELUS Corporation’s credit facility is not contingent on TELUS Corporation maintaining a specific credit rating.

As at (millions)	June 30, 2016	December 31, 2015
Net available	$1,275	$1,994
Backstop of commercial paper	975	256
Gross available	$2,250	$2,250

We had $219 million of letters of credit outstanding as at June 30, 2016 (December 31, 2015 — $202 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility.

(e)          TELUS International (Cda) Inc. credit facility

As at June 30, 2016, TELUS International (Cda) Inc. had a U.S.$330 million bank credit facility, secured by its assets, expiring on May 31, 2021, with a syndicate of financial institutions. The credit facility is comprised of a revolving U.S.$115 million component and a U.S.$215 million term loan component. The credit facility is non-recourse to TELUS Corporation. As at June 30, 2016, $368 million ($359 million net of unamortized issue costs) was outstanding, all of which was denominated in U.S. dollars (U.S.$285 million), with a weighted average interest rate of 2.68%.

TELUS International (Cda) Inc.’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end financial ratio tests. These tests, which must first be performed as at December 31, 2016, are that TELUS International (Cda) Inc.’s net debt to operating cash flow ratio must not exceed 3.75:1.00 through June 30, 2017, and 3.25:1.00 subsequently, and its operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined under the credit facility.

The term loan is subject to an amortization schedule that requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

(f)           Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at June 30, 2016, for each of the next five fiscal years are as follows:

	Cdn. dollars	U.S. dollars
Long-term debt denominated in			Derivative liability
Years ending December 31 (millions)	Debt	Debt	(Receive) [1]	Pay	Total	Total
2016	$—	$984	$(976)	$977	$985	$985
2017	700	14	—	—	14	714
2018	250	14	—	—	14	264
2019	1,000	14	—	—	14	1,014
2020	1,000	14	—	—	14	1,014
Thereafter	8,324	305	—	—	305	8,629
Future cash outflows in respect of long-term debt principal repayments	11,274	1,345	(976)	977	1,346	12,620
Future cash outflows in respect of associated interest and like carrying costs [2]	5,762	45	—	—	45	5,807
Undiscounted contractual maturities (Note 4(b))	$17,036	$1,390	$(976)	$977	$1,391	$18,427

(1)         Where applicable, principal-related cash flows reflect foreign exchange rates at June 30, 2016.

(2)         Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at June 30, 2016.

22          Common Share capital

(a)         General

Our authorized share capital is as follows:

As at	June 30, 2016	December 31, 2015
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	2 billion	2 billion

notes to condensed interim consolidated financial statements	(unaudited)

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares entitled to one vote per Common Share held at all such meetings so long as not less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at June 30, 2016, approximately 47 million Common Shares were reserved for issuance, from Treasury, under a share option plan (see Note 13(d)).

(b)         Purchase of Common Shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase a portion of our Common Shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. During the six-month period ended June 30, 2016, we purchased for cancellation, through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and/or alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations, including privately negotiated block purchases, approximately 2 million of our Common Shares, pursuant to a normal course issuer bid which is to run until September 14, 2016. The excess of the purchase price over the average stated value of Common Shares purchased for cancellation is charged to retained earnings. We cease to consider Common Shares outstanding on the date of our purchase of the Common Shares, although the actual cancellation of the Common Shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter.

Additionally, we have entered into an automatic share purchase plan with a broker for the purpose of permitting us to purchase our Common Shares under the normal course issuer bid at such times when we would not be permitted to trade in our own shares during internal blackout periods, including during regularly scheduled quarterly blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters we have established. We record a liability and charge share capital and retained earnings for purchases that may occur during such blackout periods based upon the parameters of the normal course issuer bid as at the statement of financial position date.

23          commitments and contingent liabilities

(a)         Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, numerous other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the following items.

Certified class actions

Certified class actions against us include:

•                  A 2004 class action brought in Saskatchewan against a number of past and present wireless service providers, including us, which alleged breach of contract, misrepresentation, unjust enrichment and violation of competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees. In September 2007, a national class was certified by the Saskatchewan Court of Queen’s Bench in relation to the unjust enrichment claim only; all appeals of this certification decision have now been exhausted.

•                  A 2008 class action brought in Ontario which alleged breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. In November 2014, an Ontario class was certified by

notes to condensed interim consolidated financial statements	(unaudited)

the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of this decision have now been exhausted.

•                  A 2012 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to increase various wireless rates for optional services, contrary to the Quebec Consumer Protection Act and the Civil Code of Quebec. On June 13, 2013, the Superior Court of Quebec authorized this matter as a class action. This class action follows on a non-material 2008 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to charge for incoming SMS messages. On April 8, 2014, judgment was granted in part against TELUS in the 2008 class action. We had appealed that judgment, but have now settled both the 2008 and 2012 class actions. This settlement has received court approval and is being implemented.

•                  A 2005 class action brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. We have appealed the certification decision.

We believe that we have good defences to the unsettled actions. Should the ultimate resolution of these unsettled actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that a reliable estimate of any such exposure cannot be made considering the continued uncertainty about the causes of action and the nature of the damages that may be sought by the plaintiffs.

Uncertified class actions

Uncertified class actions against us include:

•                  A 2005 class action brought against us in Alberta alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. This is a companion class action to the certified 2005 British Columbia claim referenced above;

•                  A 2008 class action brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government charges. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired as of 2009;

•                  A 2013 class action brought in British Columbia against us, other telecommunications carriers, and cellular telephone manufacturers alleging that prolonged usage of cellular telephones causes adverse health effects;

•                  A 2015 class action brought in Quebec against us, other telecommunications carriers, and various other defendants alleging that electromagnetic field radiation causes adverse health effects, creates a nuisance, and constitutes an abuse of right pursuant to Quebec laws;

•                  Class actions brought in 2014 against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations;

•                  A number of class actions against Canadian telecommunications carriers alleging various causes of action in connection with the collection of system access fees, including:

•                  Companion class actions to the certified 2004 Saskatchewan class action, filed in eight of the nine other Canadian provinces, the status of which is as follows:

•                  British Columbia — dismissed;

•                  Alberta — an application for an order that this claim has expired was dismissed in July 2015 but that decision is under appeal;

•                  Manitoba — stayed by the Court of Queen’s Bench, with the Court of Appeal upholding the stay on March 14, 2016; plaintiff’s counsel has sought leave to appeal this decision to the Supreme Court of Canada;

•                  Ontario, Quebec, New Brunswick and Newfoundland and Labrador — pursuant to terms of settlement the Plaintiffs have agreed to discontinue these proceedings. A discontinuance has been filed in the Newfoundland and Labrador proceeding; and

•                  Nova Scotia — an application by other defendants to stay the class action was initially unsuccessful, but on April 9, 2015, the Nova Scotia Court of Appeal ordered that the claim be permanently and unconditionally stayed against those defendants. The plaintiff has sought leave to appeal this decision to the Supreme Court of Canada;

•                  A second class action filed in 2009 in Saskatchewan by plaintiff’s counsel acting in the certified 2004 Saskatchewan class action, following the enactment of opt-out class action legislation in that province. This

notes to condensed interim consolidated financial statements	(unaudited)

claim makes substantially the same allegations as the certified 2004 Saskatchewan class action, and was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. The plaintiff’s separate applications to appeal and lift the stay were denied in 2013. The Plaintiff has now discontinued this class action pursuant to terms of settlement;

•                  A class action filed in 2011 in British Columbia alleging misrepresentation and unjust enrichment. On June 5, 2014, the B.C. Supreme Court dismissed the plaintiff’s application for certification of this class action. The plaintiff’s appeal of that decision was dismissed by the B.C. Court of Appeal on June 9, 2015. On February 11, 2016, the Supreme Court of Canada dismissed the plaintiff’s application for leave to appeal, bringing this matter to an end; and

•                  A class action filed in 2013 in Alberta by plaintiff’s counsel acting in the certified 2004 Saskatchewan class action. This class action appears to be a nullity, and plaintiff’s counsel filed a replacement class action in 2014. On March 10, 2015, the Alberta Court of Queen’s Bench stayed the 2014 class action on an interim basis. On October 7, 2015, the Alberta Court of Appeal allowed an appeal of this decision and stayed the 2014 class action on a permanent basis. The plaintiff has sought leave to appeal this decision to the Supreme Court of Canada; and

•                  A 2016 class action brought in Quebec against us, other telecommunications carriers, and various other defendants alleging that we violated the Quebec Consumer Protection Act by enticing Quebec consumer customers to contract with us by providing them goods or services at a reduced price, or free as a trial, for a fixed period, and, at the end of the fixed period, charging them the regular price if they did not take steps to either renegotiate or cancel their contract with us.

We believe that we have good defences to these actions. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made for the majority of these class actions considering continued uncertainty relating to the causes of action that may ultimately be pursued by the plaintiffs and certified by the courts and the nature of the damages that will be sought by the plaintiffs.

Intellectual property infringement claims

Claims and possible claims received by us include:

•                  Notice of one potential claim received in 2007 and 2011 alleging that certain wireless products used on our network infringe two third-party patents.

•                  A patent infringement claim filed in Ontario in 2014 alleging that TELUS’ IPTV products infringe two third-party patents; and

•                  A patent infringement claim filed in Ontario in 2016 alleging that communications between devices, including cellular telephones, and base stations on TELUS’ 4G LTE network infringe three third-party patents.

We believe that we have good defences to these actions and possible claims. Should the ultimate resolution of these actions and possible claim differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that a reliable estimate of any such exposure cannot be made considering the continued uncertainty about the causes of action and the nature of the damages that will be sought by the plaintiffs.

(b)         Concentration of labour

In 2015, we commenced collective bargaining with the Telecommunications Workers Union, United Steel Workers Local Union 1944, to renew a collective agreement that expired on December 31, 2015; the expired contract covered approximately 40% of our Canadian workforce as at June 30, 2016.

24          related party transactions

(a)         Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.

notes to condensed interim consolidated financial statements	(unaudited)

Total compensation expense for key management personnel, and the composition thereof, is as follows:

	Three months		Six months
Periods ended June 30 (millions)	2016	2015	2016	2015
Short-term benefits	$3	$3	$6	$6
Post-employment pension [1] and other benefits	1	1	2	3
Share-based compensation [2]	5	9	17	15
	$9	$13	$25	$24

(1)         Our Executive Leadership Team members are either: members of our Pension Plan for Management and Professional Employees of TELUS Corporation and non-registered, non-contributory supplementary defined benefit pension plans; or members of one of our defined contribution pension plans.

(2)         For the three-month and six-month periods ended June 30, 2016, share-based compensation is net of $NIL (2015 — $1) and $1 (2015 — $3), respectively, of the effects of derivatives used to manage share-based compensation costs (Note 13(b)). For the three-month and six-month periods ended June 30, 2016, $(1) (2015 — $NIL) and $4 (2015 — $(1)), respectively, is included in share-based compensation representing restricted stock unit and deferred share unit expense arising from changes in the fair market value of the corresponding Common Shares, which is not affected by derivatives used to manage share-based compensation costs. For the three-month and six-month periods ended June 30, 2016, share-based compensation of $NIL (2015 — $NIL) and $2 (2015 — $NIL), respectively, was included in restructuring costs (Note 15).

As disclosed in Note 13, we made awards of share-based compensation in 2016 and 2015, including, as set out in the table following, to our key management personnel. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the expense will be recognized ratably over a period of years and thus only a portion of the 2016 and 2015 awards are included in the amounts in the table above.

	2016			2015
Six-month periods ended June 30 ($ in millions)	Number of restricted stock units	Notional value [1]	Grant-date fair value [1]	Number of restricted stock units	Notional value [1]	Grant-date fair value [1]
Quarter 1	575,871	$23	$15	529,563	$23	$27
Quarter 2	9,888	—	—	—	—	—
Awarded in period	585,759	$23	$15	529,563	$23	$27

(1)         Notional value is determined by multiplying the Common Share price at the time of award by the number of units awarded. The grant-date fair value differs from the notional value due to the effect of some awards having fair values determined using a Monte Carlo simulation.

During the three-month period ended June 30, 2016, key management personnel (including retirees) exercised 4,119 share options (2015 — 15,502 share options) that had an intrinsic value of less than $1 million (2015 — less than $1 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $41.50 (2015 — $42.54). During the six-month period ended June 30, 2016, key management personnel (including retirees) exercised 26,610 share options (2015 — 15,502 share options) that had an intrinsic value of $1 million (2015 — less than $1 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $39.63 (2015 — $42.54).

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at (millions)	June 30, 2016	December 31, 2015
Restricted stock units	$33	$21
Deferred share units [1]	30	29
	$63	$50

(1)         Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, Common Shares or cash. Deferred share units entitle directors to a specified number of, or a cash payment based on the value of, our Common Shares. Deferred share units are paid out when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the three-month and six-month periods ended June 30, 2016, $1 (2015 — $NIL) and $4 (2015 — $NIL), respectively, was paid out.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if an executive’s employment is terminated without cause: generally 18—24 months of base salary, benefits and accrual of pension service in lieu of notice and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, the Executive Leadership Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b)         Transactions with defined benefit pension plans

During the three-month and six-month periods ended June 30, 2016, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $1 million (2015 — $2 million) and $3 million (2015 — $4 million), respectively.

notes to condensed interim consolidated financial statements	(unaudited)

(c)          Transactions with real estate joint ventures

During the three-month and six-month periods ended June 30, 2016 and 2015, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 18.

25          additional financial information

(a)         Statements of financial position

As at (millions)	Note	June 30, 2016	December 31, 2015
Accounts receivable
Customer accounts receivable	4(a)	$1,081	$1,199
Accrued receivables — customer		159	128
Allowance for doubtful accounts	4(a)	(52)	(52)
		1,188	1,275
Accrued receivables — other		129	153
		$1,317	$1,428
Inventories [1]
Wireless handsets, parts and accessories		$304	$319
Other		47	41
		$351	$360
Other long-term assets
Pension assets		$376	$356
Investments		65	69
Real estate joint ventures	18(c)	34	25
Real estate joint venture advances	18(c)	11	3
Other		144	140
		$630	$593
Accounts payable and accrued liabilities
Accrued liabilities		$882	$843
Payroll and other employee related liabilities		335	410
Restricted stock units liability		76	58
		1,293	1,311
Trade accounts payable		488	476
Interest payable		137	134
Other		65	69
		$1,983	$1,990
Advance billings and customer deposits
Advance billings		$696	$706
Regulatory deferral accounts		12	16
Deferred customer activation and connection fees		18	19
Customer deposits		23	19
		$749	$760
Other long-term liabilities
Pension and other post-retirement liabilities		$454	$451
Other		146	150
Restricted stock units and deferred share units liabilities		83	57
		683	658
Deferred customer activation and connection fees		26	30
		$709	$688

(1)         Costs of goods sold for the three-month and six-month periods ended June 30, 2016, were $403 (2015 — $421) and $806 (2015 — $809), respectively.

notes to condensed interim consolidated financial statements	(unaudited)

(b)         Statements of cash flows — operating activities and investing activities

		Three months		Six months
Periods ended June 30 (millions)	Note	2016	2015	2016	2015
Net change in non-cash operating working capital
Accounts receivable		$44	$51	$111	$147
Inventories		(10)	(50)	9	(45)
Prepaid expenses		(34)	(47)	(146)	(182)
Accounts payable and accrued liabilities		(16)	15	(161)	(84)
Income and other taxes receivable and payable, net		(39)	(35)	(145)	68
Advance billings and customer deposits		(10)	(4)	(12)	(16)
Provisions		(3)	41	(25)	29
		$(68)	$(29)	$(369)	$(83)
Cash payments for capital assets, excluding spectrum licences
Capital asset additions, excluding spectrum licences
Gross capital expenditures
Property, plant and equipment	16	$(631)	$(538)	$(1,099)	$(1,048)
Intangible assets	17	(146)	(126)	(300)	(251)
		(777)	(664)	(1,399)	(1,299)
Additions arising from non-monetary transactions		8	—	12	—
Capital expenditures		(769)	(664)	(1,387)	(1,299)
Change in associated non-cash investing working capital		155	(10)	127	12
		$(614)	$(674)	$(1,260)	$(1,287)

notes to condensed interim consolidated financial statements	(unaudited)

(c)          Changes in liabilities arising from financing activities

		Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
THREE-MONTH PERIOD ENDED JUNE 30, 2015
Dividends paid to holders of Common Shares	$243	$—	$(243)	$—	$253	$253
Purchase of Common Shares for cancellation (excluding changes in liability for automatic share purchase plan)	$3	$—	$(106)	$—	$135	$32
Short-term borrowings	$100	$400	$—	$—	$—	$500
Long-term debt
TELUS Corporation notes	$10,177	$—	$—	$—	$3	$10,180
TELUS Corporation commercial paper	519	47	(566)	—	—	—
TELUS Corporation credit facility	—	400	—	—	—	400
	$10,696	$447	$(566)	$—	$3	$10,580
THREE-MONTH PERIOD ENDED JUNE 30, 2016
Dividends paid to holders of Common Shares	$261	$—	$(261)	$—	$274	$274
Purchase of Common Shares for cancellation (excluding changes in liability for automatic share purchase plan)	$—	$—	$(61)	$—	$61	$—
Short-term borrowings	$100	$3	$—	$—	$—	$103
Long-term debt
TELUS Corporation notes	$11,166	$—	$(600)	$—	$3	$10,569
TELUS Corporation commercial paper	891	1,668	(1,573)	(11)	—	975
TELUS International (Cda) Inc. credit facility	—	373	—	(5)	(9)	359
Derivatives used to manage currency risks arising from U.S. dollar denominated commercial paper — liability (asset)	26	1,573	(1,612)	11	3	1
	12,083	3,614	(3,785)	(5)	(3)	11,904
To eliminate effect of gross settlement of derivatives used to manage currency risks arising from U.S. dollar denominated commercial paper	—	(1,573)	1,573	—	—	—
	$12,083	$2,041	$(2,212)	$(5)	$(3)	$11,904
Issue of shares by subsidiary to non-controlling interest
Gross proceeds on share issuance	$—	$299	$—	$—	$(299)	$—
Transaction costs	—	—	(7)	—	12	5
Income taxes charged directly to contributed surplus [1]	—	—	—	—	43	43
	—	299	(7)	—	(244)	48
To eliminate effect of gross settlement of transaction costs and income taxes	—	(7)	7	—	—	—
	$—	$292	$—	$—	$(244)	$48

(1)          Income taxes charged directly to contributed surplus were comprised of a current income tax charge of $45 and a deferred income tax recovery of $2.

notes to condensed interim consolidated financial statements	(unaudited)

		Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
SIX-MONTH PERIOD ENDED JUNE 30, 2015
Dividends paid to holders of Common Shares	$244	$—	$(487)	$—	$496	$253
Purchase of Common Shares for cancellation (excluding changes in liability for automatic share purchase plan)	$3	$—	$(262)	$—	$291	$32
Short-term borrowings	$100	$400	$—	$—	$—	$500
Long-term debt
TELUS Corporation notes	$8,437	$1,747	$—	$—	$(4)	$10,180
TELUS Corporation commercial paper	130	1,037	(1,167)	—	—	—
TELUS Corporation credit facility	—	510	(110)	—	—	400
	$8,567	$3,294	$(1,277)	$—	$(4)	$10,580
SIX-MONTH PERIOD ENDED JUNE 30, 2016
Dividends paid to holders of Common Shares	$263	$—	$(524)	$—	$535	$274
Purchase of Common Shares for cancellation (excluding changes in liability for automatic share purchase plan)	$10	$—	$(121)	$—	$111	$—
Short-term borrowings	$100	$3	$—	$—	$—	$103
Long-term debt
TELUS Corporation notes	$11,164	$—	$(600)	$—	$5	$10,569
TELUS Corporation commercial paper	256	2,914	(2,146)	(49)	—	975
TELUS Communications Inc. debentures	618	—	—	—	1	619
TELUS International (Cda) Inc. credit facility	—	373	—	(5)	(9)	359
Derivatives used to manage currency risks arising from U.S. dollar denominated commercial paper — liability (asset)	(14)	2,146	(2,183)	49	3	1
	12,024	5,433	(4,929)	(5)	—	12,523
To eliminate effect of gross settlement of derivatives used to manage currency risks arising from U.S. dollar denominated commercial paper	—	(2,146)	2,146	—	—	—
	$12,024	$3,287	$(2,783)	$(5)	$—	$12,523
Issue of shares by subsidiary to non-controlling interest
Gross proceeds on share issuance	$—	$299	$—	$—	$(299)	$—
Transaction costs	—	—	(7)	—	12	5
Income taxes charged directly to contributed surplus [1]	—	—	—	—	43	43
	—	299	(7)	—	(244)	48
To eliminate effect of gross settlement of transaction costs and income taxes	—	(7)	7	—	—	—
	$—	$292	$—	$—	$(244)	$48

(1)          Income taxes charged directly to contributed surplus were comprised of a current income tax charge of $45 and a deferred income tax recovery of $2.